FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2008

Commission File Number 000-30224

CRYPTOLOGIC LIMITED
Alexandra House The Sweepstakes Ballsbridge Dublin 4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2008	CRYPTOLOGIC LIMITED /s/ Stephen Taylor Stephen Taylor Chief Financial Officer

2

EXHIBIT INDEX

1.	Management’s Discussion and Analysis and Consolidated Financial Statements for the Period Ending March 31, 2008

2.	Form 52-109F2- Certification of Interim Filings -- Chief Executive Officer

3.	Form 52-109F2- Certification of Interim Filings -- Chief Financial Officer

EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

CryptoLogic Limited and our subsidiaries are referred to collectively as “CryptoLogic”, “the Company”, “we”, “us”, and “our” throughout this Management’s Discussion and Analysis (“MD&A”), unless otherwise specified. The following MD&A should be read in conjunction with the unaudited consolidated interim financial statements of CryptoLogic, includes the notes thereto, for the three months ended March 31, 2008, and the audited consolidated financial statements and the MD&A of CryptoLogic Limited for the year ended December 31, 2007. This MD&A is dated May 15, 2008. Additional information relating to CryptoLogic, including our Annual Information Form, is available on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

All currency amounts are in US dollars, unless otherwise indicated.

BUSINESS OVERVIEW

CryptoLogic is a world-leading and long-standing publicly traded online gaming software developer and supplier servicing the global Internet gaming market. WagerLogic Limited (“WagerLogic”), a wholly-owned subsidiary of CryptoLogic, provides software licensing, e-cash management and customer support services for our Internet gaming software to an internationally-recognized blue-chip client base (“licensees” or “customers”) around the world who operate under government authority where their Internet businesses are domiciled.

Pursuant to a business reorganization implemented by way of an Ontario Superior Court of Justice court approved plan of arrangement (the “Arrangement”) and approved by the shareholders on May 24, 2007, CryptoLogic Limited acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect subsidiary of CryptoLogic Limited. As part of the Arrangement, the Company issued either an equivalent amount of CryptoLogic Limited Common Shares or, in the case of taxable Canadian residents, exchangeable shares (“Exchangeable Shares”) of CryptoLogic Exchange Corporation (“CEC”), an indirect subsidiary of the Company. The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited Shares. These CEC shares participate equally in voting and dividends with the shareholders of the Company. No additional shares of CEC have been or will be issued. For more information, see the Management Information Circular dated April 23, 2007 available on www.SEDAR.com.

For accounting purposes, the Arrangement has been accounted for using the continuity of interest method, which recognizes the Company as the successor entity to CryptoLogic Inc. Accordingly, financial information presented in the MD&A reflects the financial position, results of operations and cash flows as if the Company has always carried on the business formerly carried on by CryptoLogic Inc., with all assets and liabilities recorded at the carrying values of CryptoLogic Inc. The interest held by CEC shareholders has been presented as a minority interest in the consolidated financial statements, as required under GAAP.

OVERVIEW OF RESULTS

Revenue for Q1 2008 was $19.3 million, or essentially flat when compared with the same period of the prior year. (Q1 2007: $19.6 million). However after normalizing for certain non-recurring benefits recorded in Q1 2008 of $1.0 million associated with revised estimates for future royalty payments and in Q1 2007 of $4.5 million as the Company reduced its estimates for amounts required to discharge future jackpot payouts, revenue grew by 21% from the same period of the prior year.

Earnings in Q1 2008 were $0.6 million or $0.06 per diluted share (Q1 2007: $1.5 million or $0.11 per diluted share). The decrease in earnings is primarily due to the costs of change in senior management, a higher effective tax rate and decreased interest income in Q1 2008 as compared to the same period in the prior year as well as a non-recurring benefit recorded in Q1 2007 of $4.5 million resulting from a change in estimate for amounts required to discharge future jackpot payouts, offset, in part, by the $1.0 million benefit recorded in Q1 2008 associated with revised estimates for future royalty payments.

1

CryptoLogic’s financial strength is reflected in its strong balance sheet. At March 31, 2008, the Company ended the quarter with $81.0 million of net cash, which is comprised of cash and cash equivalents, restricted cash and security deposits, or $5.81 of net cash per diluted share (December 31, 2007: $77.5 million or $5.57 per diluted share). The increase in net cash in Q1 2008 of approximately $3.5 million is due to the cash flow provided from operations of approximately $5.1 million offset, in part, by investments in other long term investments of approximately $1.0 million and our continuing investment in capital assets. The Company continues to be debt free. CryptoLogic’s working capital at March 31, 2008 was $68.3 million or $4.90 per diluted share. (December 31, 2007: $68.2 million or $4.90 per diluted share).

	Fiscal 2008	Fiscal 2007				Fiscal 2006
Fiscal Quarters	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
In thousands of US dollars, except per share data)
Revenue	$ 19,317	$20,350	$17,503	$16,244	$19,562	$18,984	$27,690	$30,351	$26,997
Casino revenue	13,426	13,959	11,431	10,216	13,873	9,951	16,250	17,894	15,028
Poker revenue	4,234	4,615	4,765	4,986	5,157	6,711	8,300	9,279	9,641
Interest income	794	1,514	1,322	1,649	1,732	1,931	1,960	1,758	1,443
Minority interest	162	763	208	-	-	-	-	-	-
Net earnings and comprehensive income	609	4,273	2,392	(2,621)	1,484	1,712	7,244	8,194	7,662
Earnings per share
Basic	$ 0.06	$ 0.36	$ 0.19	$ (0.19)	$ 0.11	$ 0.13	$ 0.53	$ 0.60	$ 0.57
Diluted	$ 0.06	$ 0.36	$ 0.19	$ (0.19)	$ 0.11	$ 0.12	$ 0.53	$ 0.59	$ 0.56
Weighted average number of shares (000’s)
Basic	13,932	13,927	13,917	13,901	13,817	13,630	13,601	13,586	13,415
Diluted	13,937	13,977	13,930	13,901	13,833	13,736	13,789	13,851	13,687

RESULTS OF OPERATIONS

Revenue

Revenue in the first quarter was $19.3 million, a decrease of 1.3% as compared with the same period in the prior year (Q1 2007: $19.6 million).

Internet casino

Internet casino revenue decreased 3.2% to $13.4 million for the quarter ended March 31, 2008 when compared to the same period in the prior year (Q1 2007: $13.9 million). Casino revenue accounted for 69.5% of total revenue for Q1 2008 (Q1 2007: 70.9%). In Q1 08, Internet casino revenue benefitted from a $1.0 million reduction in our accrual for future royalty payments. In Q1 2007, Internet casino revenue benefitted by $4.5 million as the Company lowered its estimates for amounts required to discharge future jackpot payouts. After normalizing for these items, internet casino revenue increased by approximately 33%. The increase in revenue is due to successful efforts to replace the business lost due to the passage in the U.S. of the Unlawful Internet Gambling Enforcement Act (“UIGEA”) and the successful release of its newest line-up of casino games launched in December 2007.

Fees or licensing revenue from our casino business is calculated as a percentage of a licensee’s level of activity in our online casino sites. Such revenue is affected by the number of active players on the licensee’s site and their related gaming activity. In addition, this revenue is influenced by a number of factors such as the entertainment value of the games developed by CryptoLogic, the frequency and success of new game offerings and the effectiveness of the licensees’ marketing programs. During 2007 we introduced Bonus Pack 11 and Bonus Pack 12. In December 2007, the Company launched the Spider-man and Fantastic Four slot games, both new to the market.

Internet poker

Q1 2008 Internet poker revenue decreased 17.9% to $4.2 million (Q1 2007: $5.2 million), and represented 21.9% of total revenue for the first quarter of 2008 (Q1 2007: 26.4%). Reduction in Internet poker revenue is mainly due to the exit of Betfair from our poker room and the introduction of UIGEA, which decreased the liquidity in our poker rooms. Growth in poker revenue is expected only through the addition of new licensees.

CryptoLogic, through its wholly-owned subsidiary WagerLogic, offers a “virtual” central poker room for its licensees. Fees from online poker are based on a percentage of the licensee’s “rake” per hand in regular or ring games (the “rake” is typically 5% of the pot, up to a maximum amount per hand), or fixed entry fees for entry into poker tournaments. Players prefer poker rooms with strong “liquidity”, which are rooms that offer a high availability of games at the desired stake levels, in the currency of choice, and on a 24/7 basis.

Other revenue

Other revenue includes fees for software customization, marketing support and certain commerce based transactions and other non-recurring revenue. Other revenue increased in Q1 2008 to $1.7 million or 211.5% (Q1 2007: $0.5 million). The increase in other revenue is driven to a large extent by an increase in our advertising portal business due to the acquisition of the Casino.co.uk website as well as an increase in our fees earned on commerce based transactions. In Q1 2008 other revenues accounted for 8.6% of total revenue (Q1 2007: 2.7%).

Geographical diversification

CryptoLogic continues to execute its strategy ensuring it is well-diversified to mitigate local regulatory risks. No licensees’ revenue is derived from U.S. based players.

Revenue trends

We experience seasonality in our business. Historically the first and fourth quarters of the year have been the Company’s strongest. Players spend less time online during the warmer months. We expect this trend to continue, particularly for the more developed casino market.

While the global online gaming market continues to promise vast growth potential, competition is intensifying for players and market position. We believe that continued disciplined execution of our business strategy will contribute to ongoing growth in the future. We expect modest growth in European poker markets during the next year.

Operating Expense

Operating expense comprises development and support expense, which includes all personnel and equity compensation costs for employee stock options and the long term incentive program; licensee support; e-cash system and support costs; customer service expense; and staffing for regulatory compliance.

Q1 2008 operating expense was $14.4 million, or 74.7% of revenue (Q1 2007: $13.6 million or 69.3% of revenue). Operating expense as compared to the corresponding quarter of the prior year has increased primarily due to the $1.8 million cost associated with the change in senior management. After normalizing the results for this non-standard expense, operating costs decreased to $12.6 million or approximately 6.8% when compared with the same period of the prior year. This normalized reduction is driven principally by reduced compensation costs, software development expense and e-cash processing fees. The reduction in the e-cash processing fees is associated with better management of our external providers. This decrease in operating costs is offset, in part, by an increase in support costs as we invest in the growth of our business.

General and Administrative Expense

General and Administrative (G&A) expense includes overhead and administrative expense, travel expense and professional fees relating to our business development, infrastructure expense and the cost of public company listings. In Q1 2008, G&A expense of $2.9 million represented 14.8% of revenue (Q1 2007: $2.4 million or 12.2% of revenue), an increase both as a percentage of revenue and in absolute dollars.

The increase in G&A expense is a result of increased occupancy costs associated with the establishment of our executive headquarters in the Republic of Ireland. In addition we incurred increased travel costs and professional fees associated with our compliance with Sarbanes Oxley, additional expense for tax planning, and increased professional fees for advice for merger and acquisition opportunities. These increases are offset, in part, by our cost containment program.

Reorganization Charges

Reorganization charges were associated with the establishment of our executive headquarters in the Republic of Ireland and the restructuring throughout fiscal 2007 of the organization under CryptoLogic Ltd. In Q1 2007 such costs totaled $1.6 million, or 8.3% of revenue, and primarily consisted of professional fees and expenses related to employee relocation and costs associated with changes in senior management.

Amortization

Amortization expense is based on the estimated useful life and includes the amortization of our investments in computer equipment, leasehold improvements, software licenses, acquired customer lists and internet brand names.

Amortization expense was $1.4 million, or 7.2% of revenue (Q1 2007: $1.5 million or 7.6% of revenue). The decrease primarily reflects less depreciation on infrastructure assets as they become fully depreciated. The decrease is offset, in part, by an increase in amortization related to the purchased intangibles for Casino.co.uk and Parbet.com, and our continuing investment in new computer equipment and software licenses.

Interest Income

Interest income, which is composed of interest earned on cash and cash equivalents, declined to $0.8 million in Q1 2008 (Q1 2007: $1.7 million) primarily due to reduced cash and cash equivalents and reduced yields on U.S dollar investments due to rate reductions. Cash and cash balances declined from the same period in the prior year as a result of the reduced cash generated from operations in 2007 and the acquisition of certain strategic investments completed during fiscal 2007 and Q1 2008.

Non Operating Income

Non operating income comprises gains recorded on the sale of shares acquired and sold in an unsuccessful merger transaction as well as certain foreign exchange gains recorded on cash deposits earmarked for additional share purchases. These gains are offset, in part, by related acquisition costs.

Provision for Income Taxes

Income taxes were $0.6 million for an effective tax rate of 43.1% in Q1 2008 (Q1 2007: 30.9%). The increased effective tax rate was due to the ineligibility of the costs recorded during the quarter primarily associated with a change in senior management, certain foreign exchange gains, and other specific items related to our operations. Changes in future income taxes are caused from differences between tax and accounting recognition with respect to certain of the Company’s expenses.

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Minority Interest

As discussed in the Business Overview section, the Company completed a court approved plan of arrangement in 2007. As part of the Arrangement, Canadian residents received Exchangeable Shares of CEC, an indirect subsidiary of the Company. The shares owned by the CEC shareholders are considered a non-controlling interest of the Company and consequently a proportional amount of the Company’s share capital is recorded separately as a liability on the Consolidated Balance Sheet. A similar proportional share of the profit and loss associated with subsidiaries directly or indirectly owned by the CEC is included in the consolidated statement of earnings as minority interest.

At the time of the re-organization, a total of 12.6 million and 1.3 million shares of CryptoLogic Limited and CEC were outstanding, respectively. Since then, a total of approximately 220,000 shares of CEC have been exchanged, with the remaining 1.1 million shares of CEC being reflected as minority interest as at March 31, 2008.

Minority interest will continue until all CEC shares have been exchanged into CryptoLogic Limited shares or until June 1, 2014 when we will redeem all outstanding CEC shares in return for CryptoLogic Limited shares.

Net Earnings

Earnings in Q1 2008 were $0.6 million or $0.06 per diluted share (Q1 2007: $1.5 million or $0.11 per diluted share). The decrease in net earnings is primarily due to the costs of change in senior management, a higher effective tax rate and decreased interest income in Q1 2008 as compared to the same period in the prior year as well as a non-recurring benefit recorded in Q1 2007 of $4.5 million resulting from a change in estimate for amounts required to discharge future jackpot payouts, offset, in part, by the $1.0 million benefit recorded in Q1 2008 associated with revised estimates for future royalty payments.

LIQUIDITY AND CAPITAL RESOURCES

CryptoLogic’s financial strength is reflected in its strong balance sheet. At March 31, 2008, the Company ended the quarter with $81.0 million of net cash, which is comprised of cash and cash equivalents, restricted cash and security deposits, or $5.81 of net cash per diluted share (December 31, 2007: $77.5 million or $5.57 per diluted share). The increase in net cash in Q1 2008 of approximately $3.5 million is due to the cash flow provided from operations of approximately $5.1 million offset, in part, by investments in other long term investments of approximately $1.0 million and our continuing investment in capital assets. The Company continues to be debt free.

CryptoLogic’s working capital at March 31, 2008 was $68.3 million or $4.90 per diluted share. (December 31, 2007: $68.2 million or $4.90 per diluted share).

Cash flow provided by operating activities was $5.1 million for the three months ended March 31, 2008. (Q1 2007: $11.1 million used in operating activities). The increase in cash flow from operating activities from the comparative period of the prior year is primarily due to increases during the first quarter of 2007 in accounts receivable ($6.9 million) and prepaid expenses ($3.6 million) and a reduction in accounts payable and accrued liabilities ($4.8 million). These balance sheet changes, which are a use of cash, were not evident in Q1 2008 due to the strength of our casino business, the timely collection of accounts receivable and an increase in accounts payable due to improved cash management.

At March 31, 2008, the Company had approximately 12.8 million common shares outstanding and approximately 1.4 million share options outstanding. As discussed in the Business Overview section, the Company completed a court approved plan of arrangement in 2007. As part of the Arrangement, Canadian residents received Exchangeable Shares of CEC, an indirect subsidiary of the Company. CEC had approximately 1.1 million shares outstanding at March 31, 2008. The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited shares. For accounting purposes, the acquisition is accounted for using the continuity of interest method, which recognizes the Company as the successor entity to CryptoLogic Inc. The CEC shares can be exchanged for an equivalent amount of CryptoLogic Limited Shares at anytime and are accounted for as a minority interest. On June 1, 2014, the Company through its subsidiaries will redeem not less than all of the then outstanding Exchangeable Shares for an amount per share equal to the redemption price. The redemption price will be satisfied through the issuance and delivery of one CryptoLogic Limited common share for each Exchangeable Share. CryptoLogic Limited has issued a special voting share to a third party trustee, the purpose of which is to provide holders of Exchangeable Shares with the right to vote on the company matters. All outstanding options of CryptoLogic Inc. as of the date of Arrangement were fully assumed by CryptoLogic Limited under the same terms and conditions as originally granted by CryptoLogic Inc. The shares of CEC provide those shareholders with the same voting and dividend right as the shares of CryptoLogic Limited. No additional shares of CEC will be issued.

INTERNAL CONTROL OVER FINANCIAL REPORTING

For the three months ended March 31, 2008, no change occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company has implemented a remediation program to address weaknesses identified at December 31, 2007.

CRITICAL ACCOUNTING POLICIES AND CHANGES IN ACCOUNITNG POLICIES

These items are substantially unchanged as discussed in the Company’s MD&A for the year ended December 31, 2007 as filed on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

Effective January 1, 2008, the Company adopted the following recommendations to the Canadian Institute of Chartered Accountants’ Handbook:

•

Section 1535, Capital Disclosures. This section establishes standards for disclosing information about a company’s capital and how it is managed to enable users of financial statements to evaluate the Company’s objectives, policies and procedures for managing capital. The Company has included such disclosure in the notes to the interim consolidated financial statements.

•

Section 3862, Financial Instruments - Disclosures (“Section 3862”), requires disclosure in the financial statements that will enable users to evaluate the significance of financial instruments for a company’s financial position and performance, the nature and extent of risks arising from financial instruments to which a company is exposed during the period and at the balance sheet date, and how the Company manages those risks. The Company has included such disclosure in the notes to the interim consolidated financial statements.

•

Section 3863, Financial Instruments - Presentation (“Section 3863”), establishes standards for presentation of financial instruments and non-financial derivatives. This section complements the existing Handbook Section 3861, Financial Instruments - Disclosure and Presentation, and applies to liability instruments issued by a company. The Company has not issued any such financial instruments.

RISKS AND UNCERTAINTIES

The primary risks and uncertainties that affect and may affect us and our business, financial condition and results of operation are substantially unchanged from the Company’s MD&A for the year ended December 31, 2007 as contained in our 2007 Audited Financial Statements filed on SEDAR and www.sedar.com or available on EDGAR at www.sec.gov.

OUTLOOK

After reorganizing its business and returning to profitability in 2007 following the U.S. prohibition on most forms of Internet gaming, CryptoLogic management believes the Company is on track for significant expansion in 2008 and 2009. The Company’s strength in software development and its stable and growing customer base position CryptoLogic for continued growth in Europe. In Asia, the Company expects to earn new revenue from its strategic moves into mobile gaming, subscription-based games and other rapidly growing segments in large markets such as China, Singapore, India and Korea. CryptoLogic’s investments in Asia are performing well and are meeting or exceeding the performance measures expected at the time of the initial investment.

CryptoLogic’s new leadership has established a focused strategy with four pillars:

•

Innovation: CryptoLogic will continue to grow its core businesses by releasing more innovative casino games and using tournaments and other innovations to attract loyalty and liquidity to its licensees’ shared poker room.

•

Expansion: The Company continues to target new licensees, and is in active discussions with various candidates. Thanks to excellent leverage from CryptoLogic’s robust, scalable technology platform, substantially all incremental revenue goes directly to the bottom line.

•	Diversification: The Company will continue its diversification into Asia, and into mobile gaming and other promising segments of the Internet gaming market.
•

Acquisition: CryptoLogic expects its recent investments and acquisitions to be accretive to earnings in 2008. With a strong balance sheet, the Company continues to be proactive in pursuing opportunities that can enhance earnings for shareholders.

Based on these strengths and this strategy, CryptoLogic management is targeting a return to its 2006 revenue and earnings levels by the end of 2009.

Marvel and all related character names and the distinctive likeness thereof: TM and © 2007 Marvel Characters, Inc. All rights reserved. www.marvel.com.

CRYPTOLOGIC LIMITED

Unaudited Consolidated Balance Sheets

(In thousands of U.S. dollars)

	As at March 31, 2008	As at December 31, 200

ASSETS
Current assets:
Cash and cash equivalents	$74,789	$55,428
Restricted cash (note 4)	5,600	20,576
Security deposits (note 4)	600	1,500
Accounts receivable and other	10,912	11,357
Prepaid expenses	8,288	8,312

	100,189	97,173
User funds on deposit	22,070	22,317
Capital assets	25,425	25,802
Long term investments (note 5)	6,345	5,326
Intangible assets	14,326	14,724
Goodwill (note 6)	6,496	5,291

	$174,851	$170,633

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$26,642	$24,154
Income taxes payable	5,284	4,820

	31,926	28,974
User funds held on deposit	22,070	22,317
Future income taxes	330	345

	22,400	22,662

Minority interest (note 7)	9,838	9,691

Shareholders’ equity:
Share capital (note 9)	33,518	33,407
Stock options	5,705	5,044
Retained earnings	71,464	70,855

	110,687	109,307
Subsequent event (note 17)	$174,851	$170,633

CRYPTOLOGIC LIMITED

Unaudited Consolidated Statement of Earnings

(In thousands of U.S. dollars, except per share data)

	For the three months ended March 31,
	2008	2007

Revenue	$19,317	$19,562

Expenses
Operating	14,437	13,558
General and administrative	2,853	2,381
Reorganization	—	1,629
Finance	173	95
Amortization	1,396	1,483

	18,859	19,146

Earnings before undernoted	458	416
Interest income	794	1,732
Non operating income (note 15)	102	—

Earnings before income taxes and minority interest	1,354	2,148

Income taxes:
Current	555	598
Future	28	66

	583	664

Earnings before minority interest	771	1,484

Minority interest (note 7)	162	—

Net earnings and comprehensive income	$609	$1,484

Net earnings per common share (note 11)
Basic	$0.06	$0.11
Diluted	$0.06	$0.11

CRYPTOLOGIC LIMITED

Consolidated Statement of Retained Earnings

(In thousands of U.S. dollars
(Unaudited)

Retained earnings, beginning of period	$70,855	$78,857
Earnings	609	1,484
Dividends paid, excluding those paid to CEC shareholders)	—	(1,665)

Retained earnings, end of period	$71,464	$78,676

CRYPTOLOGIC LIMITED

Unaudited Consolidated Statement of Cash Flows

(In thousands of U.S. dollars)

	For the three months ended March 31,
	2008	2007

Cash flows from (used in) operating activities:
Net earnings and comprehensive income	609	$1,484
Adjustments to reconcile net earnings to cash provide
by operating activities:
Amortization	1,396	1,483
Unrealized gain on forward contract	(243)	—
Future income taxes	28	66
Minority interest	162	—
Stock options	690	637

	2,642	3,670
Change in operating assets and liabilities:
Accounts receivable and other	445	(6,909)
Prepaid expenses	267	(3,587)
Accounts payable and accrued liabilities	1,283	(4,826)
Income taxes payable	464	589

	5,101	(11,063)

Cash flows from (used in) financing activities:

Issue of capital stock, net	67	3,307
Dividends paid	—	(1,665)

	67	1,642

Cash flows from (used in) investing activities:
Cash paid for acquisition of Parbet.com	—	(11,770)
Purchase of capital assets	(664)	(3,437)
Purchase of other investments	(1,019)	—
Decrease in restricted cash	14,976	—
Decrease in security deposits	900	—
Short term investments	—	25,000

	14,193	9,793

Increase in cash and cash equivalents	19,361	372

Cash and cash equivalents, beginning of period	55,428	76,940

Cash and cash equivalents, end of period	$74,789	$77,312

Supplemental cash flow information:
Non cash portion of options exercised	$29	$1,294

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Three months ended March 31, 2008 and 2007

1.	Basis of presentation and reorganization:

These interim unaudited consolidated financial statements of CryptoLogic Limited (the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Pursuant to a business reorganization implemented by way of a Superior Court of Ontario, Canada court approved plan of arrangement (the “Arrangement”) and approved by the shareholders on May 24, 2007, the Company acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect subsidiary of CryptoLogic Limited. As part of the Arrangement, the Company issued either an equivalent amount of CryptoLogic Limited Common Shares or, in the case of taxable Canadian residents, exchangeable shares of CryptoLogic Exchange Corporation (“CEC”), an indirect subsidiary of the Company. The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited Shares. These CEC shares participate equally in voting and dividends with the shareholders of the Company. No additional shares of CEC will be issued after June 1, 2007.

For accounting purposes, the Arrangement has been accounted for using the continuity of interest method, which recognizes the Company as the successor entity to CryptoLogic Inc. Accordingly, these consolidated financial statements reflect the financial position, results of operations and cash flows as if the Company has always carried on the business formerly carried on by CryptoLogic Inc. and its subsidiaries, with all assets and liabilities recorded at the carrying values of CryptoLogic Inc. The interest held by CEC shareholders has been presented as a minority interest in these consolidated financial statements, as required under GAAP.

These interim consolidated financial statements have been prepared using the same accounting policies as were used for the audited consolidated financial statements of CryptoLogic Inc. for the year ended December 31, 2007, except as described in note 2. These interim unaudited consolidated financial statements do not contain all annual disclosures required by Canadian GAAP and, as such, should be read in conjunction with the audited consolidated financial statements including the notes thereto for the year ended December 31, 2007.

2.	Significant accounting policies:

On January 1, 2008 the Company adopted the recommendations of the Canadian Institute of Chartered Accountants’ Handbook Section 3862 (“Section 3862”), Financial Instruments – Disclosure; Section 3863 (“Section 3863”), Financial Instruments – Presentation; Section 1535 (“Section 1535”), Capital Disclosures.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Three months ended March 31, 2008 and 2007

2.	Significant accounting policies (continued):

Section 3862 requires disclosure in the financial statements that enables users to evaluate the significance of financial instruments for a company’s financial position and performance, the nature and extent of risks arising from financial instruments to which a company is exposed during the period and at the balance sheet date, and how the Company manages those risks. See notes 13, 14 and 15 for the required disclosure

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. This section complements the existing Handbook Section 3861, Financial Instruments - Disclosure and Presentation and applies to certain liability instruments issued by a company. The Company has not issued any such financial instruments.

Section 1535 establishes standards for disclosing information about a company’s capital and how it is managed to enable users of financial statements to evaluate the Company’s objectives, policies and procedures for managing capital. See note 8 for the required disclosure.

3.	Changes in accounting estimates

During the first quarter of 2008, the Company revised its estimate for certain royalty payments based on new facts and circumstances including recent negotiations resulting in a reduction in accrued liabilities and a corresponding increase in revenue of $1,000.

During the first quarter of 2007, the Company performed an analysis of the accumulation of the funds in the jackpot and a statistical analysis of the amounts required to address jackpot payouts. Consequently, the Company revised its estimated liability based on this analysis. This change of estimate resulted in the reduction of the liability for the jackpot accrual and a corresponding increase in revenue of $4,473.

4.	Security deposits and restricted cash:

Security deposits and restricted cash are amounts held by the Company’s bank as collateral provided to foreign banks and payment processors that process deposits and credit card transactions. The Company is also required to maintain a deposit of $5,000 to support a letter of credit to the Lottery Gaming Authority of Malta to support user funds on deposit.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Three months ended March 31, 2008 and 2007

5.	Long-term investments:

In June 2007, the Company acquired a 19.4% ownership interest in 568 Network Inc. (“568 Inc.”), a privately held company, for $1,068. 568 Inc. is a developer and distributor of online casual games to the Chinese market. Under the terms of the agreement, the Company is required to make additional investments in 568 Inc. of up to $350 should 568 Inc. achieve certain financial targets and pursuant to this obligation, in January 2008, the Company made a further investment by way of a $250 loan, which is convertible into preference shares at the option of the Company. The investment and the loan are classified as available-for-sale.

In November 2007, the Company acquired a 12.7% ownership interest in Mikoishi (Asia Pacific) Pte Ltd. (“Mikoishi”), a privately held company, for cash consideration of $4,258. Mikoishi is a developer and marketer of gaming products for the mobile computing markets and is located in Singapore. Unless specified performance criteria are not met, the Company is required to increase its ownership in Mikoishi with additional cash investments up to $4,500. The amount of the contingent investment is denominated in Singaporean Dollars (“SGD”) with a fixed contractual conversion rate. As a result the Company has recorded an asset for an embedded derivative related to the contingent long-term investment (see note 13 for further disclosure).

In March 2008, the Company acquired a 15.0% ownership interest in Mobilebus Inc. (“Mobilebus”), a privately held Korean company specializing in game development, for cash consideration of $645. In exchange for cash consideration, the Company received common shares. This investment is designated as available-for-sale and is carried at cost as the fair market value is not readily available.

6.	Goodwill:

On August 22, 2007, the Company acquired 100% of the assets and operations of Casino.co.uk, a gaming portal, for a purchase price of $6,098, including $182 related to the costs of acquisition. An amount of $3,515 was allocated to goodwill. As at March 31, 2008 the Company accrued $1,205 of additional consideration due to the seller as a result of Casino.co.uk meeting certain performance criteria. This additional consideration was recorded as an increase to goodwill.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Three months ended March 31, 2008 and 2007

7.	Minority interest:

As part of the Arrangement, taxable Canadian residents received exchangeable shares of CEC, an indirect subsidiary of CryptoLogic Limited. The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited shares. As a result of the Arrangement, a total of 12.6 million and 1.3 million shares of the Company and CEC were issued, respectively.

The shares issued by CEC are considered a non-controlling interest of the Company for accounting purposes and, consequently, a proportional amount of the Company’s shareholders’ equity was recorded separately as minority interest on the consolidated balance sheets. Accordingly, on June 1, 2007, minority interest of $10,800 was recorded in the accompanying consolidated balance sheet. A similar proportional share of the net earnings associated with subsidiaries directly or indirectly owned by CEC is included in the consolidated statements of earnings as minority interest. For the three months ended March 31, 2008, the net loss of the subsidiaries not owned by CEC totalled approximately $1,300 and was not included in the minority interest calculation. In addition, dividends paid to CEC shareholders reduce minority interest on the consolidated balance sheets.

For accounting purposes, when CEC shares are exchanged, the proportional share of the minority interest recorded on the consolidated balance sheet is reduced and share capital increased based on the pro-rata number of shares exchanged to the total number of CEC shares outstanding. Since June 1, 2007, a total of 219,724 CEC shares have been exchanged for the Company’s shares. A total of 1,650 CEC shares were exchanged in the three months ended March 31, 2008.

8.	Capital risk management

The Company defines capital as its shareholders’ equity and has a policy to maintain a strong capital base so as to maintain investor and market confidence and to sustain future development of the business. The Company is listed on three major exchanges, the Toronto Stock Exchange, NASDAQ and London Stock Exchange. The Company monitors both the demographic spread of shareholders, as well as the return on equity.

The Company has $110.7 million in shareholders’ equity. The Company’s liquidity gives it the financial flexibility to take advantage of opportunities in its markets, consider potential strategic acquisitions, pay shareholders dividends, and repurchase common shares under its Normal Course Issuer Bid.

The Company offers stock options to key employees. At present employees hold approximately 1,245,000 options to purchase common shares of the Company.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Three months ended March 31, 2008 and 2007

8.	Capital risk management (continued)

The Company has regularly declared a dividend to it shareholders. On March 17, 2008, a dividend of $0.12 per share was announced, the same rate as the prior eight quarters. Each future quarterly dividend will be subject to Board approval based on the Company’s financial results.

In November 2007, the Company filed a normal course issuer bid, which entitles the Company to acquire up to 1,281,000 of its common shares between November 14, 2007 and November 13, 2008. All purchases are to be made on the open market at the market price at the time of the purchase. The actual number of, if any, and the timing of these purchases depends on market prices.

There were no changes in the Company’s policy for managing capital during the three months ended March 31, 2008. Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

9.	Share capital:

Authorized:

Unlimited common shares

Issued and outstanding as at March 31, 2008:

	Issued common shares		Contributed
	Shares	Amount	surplus	Total

	(in thousands)

Balance, December 31, 2007	12,814	$33,339	$68	$33,407
Shares exchanged (a)	2	15	–	15
Exercise of stock options from
January 1, 2008	6	96	–	96

	12,822	$33,450	$68	$33,518

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Three months ended March 31, 2008 and 2007

a)

The Company acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect wholly owned subsidiary of CryptoLogic Limited. As consideration for the acquisition,

CryptoLogic Limited issued either an equivalent amount of its common shares or, in the case of taxable Canadian residents, exchangeable shares of CEC, an indirect subsidiary of the Company. The CEC shares can be exchanged by the holders for an equal number of CryptoLogic Limited common shares at any time.

9.	Share capital (continued):

As a result of the reorganization, a total of 12.6 million and 1.3 million shares of CryptoLogic Limited and CEC were issued, respectively. Since June 1, 2007, a total of 219,714 shares of CEC have been exchanged, with the remaining shares of CEC being reflected as minority interest as at March 31, 2008. On June 1, 2014, the Company will redeem not less than all of the then outstanding CEC shares.

10.	Stock-based compensation:

The fair value of options granted in the three months ended March 31, 2008 and 2007 were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2008	2007

Dividend yield	2.90%	2.00%
Risk-free interest rate	3.10%	4.25%
Expected volatility	46.3%	55.0%
Expected life of options in years	3	5

The weighted average fair value of options granted during the three months ended March 31, 2008 was $4.39. (Three months ended March 31, 2007: $11.72)

11.	Earnings per common share:

Earnings per share are calculated using the two-class method, whereby common shares of the Company and the fully participating exchangeable common shares of CEC are used to determine the weighted average number of shares outstanding for both basic and diluted earnings per share.

The earnings attributable to the common shares in calculating the basic and diluted earnings per share are as follows:

	March 31, 2008	March 31, 2007

Earnings attributable to common shares	$609	$1,484
Earnings attributable to CEC shares	162	–

Earnings before minority interest	$771	$1,484

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Three months ended March 31, 2008 and 2007

11.	Earnings per common share (continued):

The denominator used in calculating basic and diluted earnings per common share is calculated as follows:

	March 31, 2008	March 31, 2007

Weighted average number of common
shares outstanding - basic	12,818	13,817
Add weighted average impact of CEC
shares	1,114	–

Total weighted average number of shares
outstanding - basic	13,932	13,817

Add dilutive options	5	16

Total weighted average number of shares
outstanding - diluted	13,937	13,833

Basic and diluted earnings per common share are as follows:

	March 31, 2008	March 31, 2007

Earnings per common share:
Basic	$0.06	$0.11
Diluted	0.06	0.11

12.	Related party transactions:

In the normal course of operations, the Company engages the services of a law firm in which a member of the Board of Directors is a partner. Fees paid to this firm were $132 for the three months ended March 31, 2008 (Q1 2007: $334).

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Three months ended March 31, 2008 and 2007

13.	Financial assets and financial liabilities

Financial assets held-for-trading

Cash and cash equivalents, security deposits, restricted cash, short-term investments, user funds on deposit and the embedded derivative are classified as held-for-trading assets and are recorded at fair value. The fair values of cash and cash equivalents, restricted cash, short term investments and user funds on deposit are adjusted to their respective fair market values at the end of a reporting period.

The contract with Mikoishi specifies the foreign exchange rate for Singapore dollars that will apply if future investments are made. This embedded derivative is separated, classified as held-for-trading and is included in prepaid assets. The fair value is determined based on forward foreign exchange rates, the probability of future investments, and is discounted based on risk-free government interest rates.

Loans and receivables

Accounts receivable and other are classified as loans and receivables and are recorded at amortized cost. The Company has determined that the carrying value represents fair value as at March 31, 2008 and December 31, 2007.

Financial liabilities recorded at amortized cost

All accounts payable and accrued liabilities and user funds on deposits are recorded at their amortized cost. The Company has determined that the carrying value represents fair value as at March 31, 2008 and December 31, 2007.

Financial assets available-for-sale

Long-term investments are designated as available-for-sale assets and represent investments in equities or loans that are convertible to equities in foreign entities that do not have a quoted market price in an active market. As a result they are recorded at cost as fair values are not practically determinable.

14.	Financial risk management

(a) Overview

The Company has exposure to the following risks from its use of financial instruments.

•	credit risk
•	market risk

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Three months ended March 31, 2008 and 2007

14.	Financial risk management (continued)

Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities.

(b) Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The carrying amount of the Company’s financial assets represents its maximum credit exposure.

Accounts Receivable

The Company manages its credit risk associated with accounts receivable by maintaining reserves for potential credit losses, but historically the Company has not experienced any significant issues. The Company does not have any material accounts receivable balances greater than 90 days outstanding. As a result, the Company believes that its accounts receivable represent a low credit risk and has never recorded a material expense associated with a credit risk exposure.

Cash and Cash Equivalents

The company holds investments, according to Company Investment policy, only in banks carrying an S&P rating on AA/R-1-Mid and higher. Investments are limited to money market deposits with a maturity of less than 90 days.

(c) Market Risk

Market risk is the risk that changes in the market prices such as fluctuations in foreign exchange rates and interest rates, will affect the Company’s net earnings or the value of its financial instruments.

Currency Risk

The Company operates internationally giving rise to exposure to changes in foreign exchange rates. The currency risk is derived from revenues denominated in currencies other than the U.S. dollar, its functional currency, primarily the British Pound and the euro, and expenses associated with its multinational operations (primarily the Canadian Dollar, the British Pound and the euro) as well as the respective receivable and payable balances. The Company is also exposed to currency risk on cash and cash equivalents and other current assets denominated in foreign currencies. The Company believes that it is to a degree naturally hedged.

Interest Rate Risk

The Company is exposed to interest rate risk principally on its cash and cash equivalents which have an original maturity of less than 90 days. The Company has no interest bearing debt.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Three months ended March 31, 2008 and 2007

14.	Financial risk management (continued)

The weighted average effective interest rate on its cash and cash equivalents as at March 31, 2008 was 3.99% (2007: 4.29%)

(d) Quantification of risk exposure: foreign currency risk

At March 31, 2008, the Company’s gross balance sheet exposure to foreign currency risk was substantially as follows:

In USD equivalents (000's)	USD	Euro	GBP	Others	Total

Cash and cash equivalents	58,466	3,026	11,808	1,489	74,789
Restricted cash	5,600	—	—	—	5,600
Accounts receivable and other	7,348	1,325	1,264	975	10,912
Accounts payable and accrued
liabilities	(9,985)	(2,661)	(6,645)	(7,351)	(26,642)

Net balance sheet exposure	61,429	1,690	6,427	(4,887)	64,659

The Company’s revenue exposure for revenue denominated in foreign currencies was substantially as follows:

In USD equivalents (000's)	USD	Euro	GBP	Total

Revenue
Three-months ended March 31, 2008	7,810	3,243	8,264	19,317
Three-months ended March 31, 2007	5,434	3,036	11,092	19,562

Fair Value Sensitivity Analysis

Gross Balance Sheet Exposure: A 10% strengthening of the US dollar against the currencies in the above table (gross balance sheet exposure) at March 31, 2008 would have decreased net earnings by approximately $320. This analysis assumes that all other variables, in particular interest rates, remain constant and represents the Company’s gross balance sheet exposure at March 31, 2008. A 10% weakening of the US dollar against the same would have had an equal but opposite effect.

Net Revenue Exposure: A 10% strengthening on average of the US dollar against the currencies in the above table for the three months ended March 31, 2008 would have increased net revenue by approximately $1,200 This analysis assumes that all other variables, in particular interest rates, remained constant during the quarter, and represents the exposure of the Company’s revenues denominated in foreign currencies, net of their natural expense stream hedging, to the relative strength of its functional currency. A 10 percent weakening of the US dollar against the same would have had an equal but opposite effect.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Three months ended March 31, 2008 and 2007

14.	Financial risk management (continued)

(e) Quantification of risk exposure: interest rate risk

The Company is exposed to interest rate risk principally on its cash deposits and short-term money market investments of generally less than 90 days. We are exposed to both an overall decrease in interest rates as well as the interest rates associated with the currency or location we invest in.

Fair Value Sensitivity Analysis

Interest Income Exposure: A 100 basis point increase in interest rates on average for the three months ended March 31, 2008 would have increased interest income by approximately $200. This analysis assumes that all other variables remained constant during the quarter. A 100 basis point decrease in interest rates on average would have had an equal but opposite effect.

15.	Components of non-operating income

Non operating income comprises gains recorded on the sale of shares acquired and sold in a specific business endeavour as well as certain foreign exchange gains recorded on cash deposits earmarked for additional share purchases. These gains are offset, in part, by related expenses.

	March 31, 2008	March 31, 2007

Gain on temporary holding in shares	$801	$—
Foreign exchange gain and interest on temporary cas	544	—
Related expenses	(1,243)	—

Non operating income	$102	$—

16.	Seasonality

Historically, the first and fourth quarters have been CryptoLogic’s strongest periods. Revenue in the second and third quarters may decrease as Internet usage moderates in the warm months of the year as more people are outdoors.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Three months ended March 31, 2008 and 2007

17.	Subsequent event:

In May 2008, the Company acquired an 11.1% interest in Jingle Prize, Inc (“Jingle”), a leading supplier of online mah-jong games, for $925. An initial investment of $125 was advanced during the first quarter. In exchange for the cash consideration, the Company received preference shares, which rank pari passu to the common shares with respect to all dividends and voting rights. Under the terms of the agreement, the Company is required to make additional investments in Jingle of up to $1,500 should Jingle achieve certain financial targets. In addition, under the terms of the agreement, the Company is required to pay up to approximately $1,000 without receipt of additional equity as a contingent acquisition price increase should Jingle achieve certain performance milestones.

EXHIBIT 99.2

Form 52-109F2- Certification of Interim Filings

I, Brian Hadfield, President and Chief Executive Officer of CryptoLogic Limited, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of CryptoLogic Limited (the “Issuer”) for the year ending December 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent annual period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 15, 2008

/s/ Brian Hadfield

BRIAN HADFIELD

President and Chief Executive Officer

CryptoLogic Limited

EXHIBIT 99.3

Form 52-109F2- Certification of Interim Filings

I, Stephen Taylor, Chief Financial Officer of CryptoLogic Limited, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of CryptoLogic Limited (the “Issuer”) for the interim period ending March 31, 2008;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent annual period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 15, 2008

/s/ Stephen Taylor

STEPHEN TAYLOR

Chief financial Officer

CryptoLogic Limited